May 18, 2005

Mr. Brian V. McAllister

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3-8

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Brian V. McAllister
Donna Di Silvio
Michael Moran

Re:	Petro Stopping Centers Holdings, L.P.
Form 10-K for the Year Ended December 31, 2004
File No’s 1-13018, 333-873372, 333-87371 and 333-25189-01

VIA EDGAR

Dear Mr. McAllister:

I am writing in response to your letter dated April 29, 2005 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 10-K for the Year Ended December 31, 2004 (File No’s 1-13018, 333-873372, 333-87371 and 333-25189-01) for Petro Stopping Centers Holdings, L.P. (“PSCH”). PSCH and Petro Stopping Centers, L.P. (together with PSCH, the “Companies”) previously responded to your comments in correspondence dated May 13, 2005. In that letter, the Companies requested an additional five business days to respond to your Comment Number 10 regarding amortization and depreciation of leasehold improvements. Set forth below is the response of the Companies to that Comment Number 10. For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Companies. The Companies acknowledge that staff comment or changes in response to staff comment in proposed disclosure in their filings do not foreclose the Commission from taking any action with respect to the filings. The Companies also represent that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian V. McAllister

May 18, 2005

(2) Summary of Significant Accounting Policies, page 32

Property and Equipment, page 32

10.	We note you generally provide amortization and depreciation over the estimated useful lives of the respective assets. Please clarify for us and in future filings how you provide for amortization of leasehold improvements. Reference is made to SFAS 13, paragraph 5.

Response:

The Companies have determined that they have previously incorrectly calculated their depreciation expenses. As a result, the Companies will restate their financial statements for the three-year period ended December 31, 2004.

After an analysis of the Companies’ records, and discussions with the Companies’ independent registered public accounting firm, the Companies have concluded that they should use the shorter of (1) the initial lease term unless they believe that the penalty for not renewing the lease would be substantial enough that it is reasonably assured that the Companies would exercise renewal, or (2) the useful life of the asset.

Although the Companies continue to analyze the proper accounting treatment, the Companies currently estimate the cumulative effect of the restatement of financial statements through December 31, 2004 will reduce retained earnings by approximately $805,000, reflecting increased accumulated depreciation and depreciation expense. Of the $805,000, $618,000 is anticipated to be reflected in periods prior to December 31, 2001. The Companies anticipate that that depreciation will be increased (and operating income decreased) by $128,000, $21,000, and $38,000 for the periods ending December 31, 2002, 2003, and 2004, respectively.

The Companies have each filed a Current Report on Form 8-K to report the pending restatement. A copy of the Report on Form 8-K is appended hereto. The Companies will file an amended 10-K for 2004 fiscal year as soon as reasonably possible.

Please contact me at 915-774-7389 with any further questions or comments.

Sincerely,

/s/ Edward Escudero
Edward Escudero
Chief Financial Officer
Petro Stopping Centers Holdings, L.P.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report May 17, 2005

(Date of earliest event reported) (May 13, 2005)

PETRO STOPPING CENTERS

HOLDINGS, L.P.

Exact Name of Registrant as Specified in its Charter

Delaware	333-87371	74-2922482
State or Other Jurisdiction of Incorporation	Commission File Number	I.R.S. Employer Identification Number

6080 Surety Dr. El Paso, Texas	79905
Address of Principal Executive Offices	Zip Code

(915) 779-4711

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition

On May 17, 2005, Petro Stopping Centers Holdings, L.P. (the “Company”) issued a press release regarding the matters discussed under Item 4.02(a) below, which include the adjustment of historical financial statements. A copy of the press release is furnished to the Securities and Exchange Commission with this current report on Form 8-K as Exhibit 99.1 hereto.

The information provided pursuant to this Item 2.02 of this current report, including the information contained in Exhibit 99.1 is being furnished pursuant to such Item and shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.

Item 4.02(a)	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

After an analysis of the Company’s records on May 13, 2005, the Company has concluded that its historical financial statements should be restated to correct certain errors relating to accounting for leased properties, and that such financial statements should no longer be relied upon. As a result, the Company will restate its financial statements for the three-year period ended December 31, 2004.

Historically, the Company depreciated its leasehold improvements, in some cases, over a period greater than both the initial term of the lease and its option periods, but not longer than the useful life of the asset. Hereafter, the Company will use the shorter of (1) the initial lease term unless it believes that the penalty for not renewing the lease would be substantial enough that it was “reasonably assured” that the Company would exercise the renewal, or (2) the useful life of the asset. The restatement relates, in part, to the February 7, 2005 letter issued by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants, which clarified the existing generally accepted accounting principles applicable to leases.

The Company believes these non-cash adjustments will have no material impact on the Company’s previously reported cash flows, cash position, revenues, or EBITDA in any period, or on compliance with the covenants under its senior secured credit facilities, Indentures for the 9.0% senior secured notes due 2012, and Indentures for the new senior third secured discount notes due 2014.

The Company’s Executive Officers discussed the matters disclosed in this current report on Form 8-K pursuant to Item 4.02(a) with the Company’s independent registered public accounting firm.

The press release attached hereto as Exhibit 99.1 announces the intended restatement of the Company’s historical financial statements and is incorporated in this Item 4.02(a) by reference.

Item 9.01.	Financial Statements and Exhibits

(c)	Exhibits:

99.1 Press release dated May 17, 2005.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO STOPPING CENTERS HOLDINGS, L.P. (Registrant)

Date:	May 17, 2005	By:	/s/ EDWARD ESCUDERO
Edward Escudero Treasurer and Chief Financial Officer (On behalf of the Registrant and as Registrant’s Principal Financial and Chief Accounting Officer)

3

Exhibit 99.1 NEWS RELEASE

Tuesday, May 17, 2005

FOR IMMEDIATE RELEASE

PETRO STOPPING CENTERS HOLDINGS ANNOUNCES RESTATEMENT OF ITS

ACCOUNTING FOR LEASES AND RELATED DEPRECIATION

EL PASO, Texas, May 17, 2005 — Petro Stopping Centers Holdings, L.P. today announced that the Company has determined that it had incorrectly calculated its depreciation expenses. As a result, the Company will restate its financial statements for the three-year period ended December 31, 2004.

The restatement relates to the Company’s previous depreciation of its leasehold improvements, in some cases, over a period greater than both the initial term of the lease and its option periods, but not longer than the useful life of the asset. After an analysis of the Company’s records on May 13, 2005, the Company has concluded that it should use the shorter of (1) the initial lease term unless it believes that the penalty for not renewing the lease would be substantial enough that it was “reasonably assured” that the Company would exercise the renewal, or (2) the useful life of the asset. The restatement relates, in part, to the February 7, 2005 letter issued by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants, which clarified the existing generally accepted accounting principles applicable to leases.

The Company believes these non-cash adjustments, which are similar to those recently announced by other public companies related to leases, will have no material impact on the Company’s previously reported cash flows, cash position, revenues, or EBITDA in any period, or on compliance with the covenants under its senior secured credit facilities, Indentures for the 9.0% senior secured notes due 2012, and Indentures for the new senior third secured discount notes due 2014.

Although the Company continues to analyze the proper accounting treatment, the Company currently estimates the cumulative effect of the restatement of financial statements through December 31, 2004 will reduce retained earnings by approximately $805,000, reflecting increased accumulated depreciation and depreciation expense. Of the $805,000, $618,000 is anticipated to be reflected in periods prior to December 31, 2001. The Company anticipates that that depreciation will be increased (and operating income decreased) by $128,000, $21,000, and $38,000 for the periods ending December 31, 2002, 2003, and 2004, respectively.

These estimates are subject to change as the Company completes its preparation of the restated financial statements. The Company will amend the appropriate filings with the Securities and Exchange Commission to include the restated financial statements for the three-year period ended December 31, 2004. As a result of the restatement, the financial statements contained in the Company’s prior filings with the Securities and Exchange Commission, should no longer be relied upon.

ABOUT PETRO

Petro Stopping Centers Holdings, L.P., a Delaware limited partnership, was formed on July 23, 1999, as a holding partnership and conducts substantially all of its operations through Petro Stopping Centers, L.P., a leading owner and operator of large, multi-service truck stops. Since it opened its first Petro Stopping Center in 1975, its nationwide network has grown to 62 facilities located in 31 states. Of these locations, 40 are company-operated and 22 are franchised. The Company’s facilities are situated at convenient locations with easy highway access and target the unique needs of professional truck drivers. Petro Stopping Centers offer a broad range of products, services, and amenities, including diesel fuel, gasoline, home-style Iron Skillet® restaurants, Petro:Lube® truck maintenance and repair services, and travel and convenience stores.

FORWARD-LOOKING STATEMENTS

All statements contained in this press release that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements are not guarantees of future performance and inherently involve certain risks, uncertainties and assumptions that are difficult to predict. These statements are based on the Company’s estimates, actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. Petro Stopping Centers, L.P. assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

# # #

FOR ADDITIONAL INFORMATION

Mr. Edward Escudero

Treasurer and Chief Financial Officer

(915) 779-4711

www.petrotruckstops.com